TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES AGREEMENT TO SELL ITS BOTO GOLD PROJECT AND
SURROUNDING EXPLORATION ASSETS TO MANAGEM FOR TOTAL
CONSIDERATION OF $282 MILLION

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, December 20, 2022 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce that it has entered into definitive agreements with Managem (CAS:MNG) to sell, for aggregate consideration of approximately $282 million, the Company's interests in its exploration and development projects in Senegal, Mali and Guinea (collectively, the "Bambouk assets").

Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project ("Boto") in Senegal and 100% interest in each of: the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture also in Senegal. The remaining 10% of Boto will continue to be held by the Government of Senegal. The total consideration of $282 million is subject to changes in intercompany loans associated with continued advancement of the projects between the date of the definitive agreement announcement and closing of respective asset sales. Inclusive of the total consideration is a $30 million deferred payment to be paid out at the earlier of: six months after closing of the Boto Gold Project and associated properties in Senegal, or at a time mutually agreed to by the parties.

Maryse Bélanger, Chair of the Board of IAMGOLD and Interim President and CEO, commented: "The sale of our Bambouk assets to Managem is the culmination of a comprehensive strategic review and sale process. We are pleased that ownership of the Bambouk assets will be assumed by Managem, which has decades of mining development and operating experience in Africa and intends to advance these assets responsibly, for the benefit of all stakeholders. IAMGOLD and Managem will work closely towards a smooth transition of ownership.

"The proceeds of the sales, coupled with the financing agreement with Sumitomo announced last night, meet the remaining funding requirements for completion of construction at the Côté Gold Project, which is approximately 70% complete and on track for production in early 2024."

Imad Toumi, Chairman and Chief Executive Officer of Managem, added "We are very pleased to have reached a deal with IAMGOLD on the Bambouk assets. This transaction will add to our solid portfolio of assets, reinforce our role as a Gold regional leader in Africa and contribute further to our position as a top-tier performer in the African mining industry. We are looking forward to work with the teams at Boto, Diakha and Karita to advance these projects within the framework and focus that is characteristic of Managem's responsible and dynamic approach."

The transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Senegal, Mali, and Guinea, as well as other customary closing conditions, including the consent of IAMGOLD's syndicate of lenders. Closing of various components of the transactions are expected to occur upon satisfaction of the applicable regulatory conditions, and are expected to close over the course of the second quarter into early third quarter of 2023.

BMO Capital Markets is acting as financial advisor and Fasken Martineau Dumoulin LLP is acting as legal advisor to IAMGOLD in connection with the sale, while Sprott Capital Partners is acting as financial advisor and Naciri & Associés Allen & Overy is acting as legal advisor to Managem.

About Managem

Managem Group is a Pan-African and fully integrated mining group that has been developing and mining a balanced portfolio between gold and energy transition metals for more than 90 years. The group is present throughout the entire mining cycle, from exploration to the trading of commodities. The group employs 6,000 people, operates in 6 African countries, including Morocco and is committed to maintaining its culture of responsible mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm, in every aspect of its business

Managem Group is majority owned by Al Mada, a pan-African private equity fund. A signature accompanies the name "Al Mada": "Positive impact", reflecting the fund's commitment to promoting "useful" investment.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) (sale transaction previously announced on October 18, 2022) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada), in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements included in this news release, including any with respect to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the sale of its interests in Rosebel (as previously announced), Boto, Diakha-Siribaya, Karita, exploration prospects and/or development of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the ability of the Company to complete the sale of the Bambouk assets, including receipt of applicable regulatory and other third-party approvals, and the timing thereof; the total aggregate consideration to be received by the Company for the Bambouk assets; and the remaining costs to complete and schedule for Côté Gold. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "suspended", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology.

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The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the ability of the Company to obtain all applicable regulatory and other third-party approvals; the Company's present and future business strategies; successful completion of financing initiatives, operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; and anticipated capital and operating costs.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon, including the proposed dispositions of the Bambouk assets and Company's Rosebel gold mine; legal, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; risks associate with the estimation of mineral reserves and mineral resources; the ongoing impacts of COVID-19 (and its variants) and the Ukraine war on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; government actions taken in response to COVID-19 and other public health emergencies and pandemics, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its outstanding debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes, and the ability of the Company to successfully negotiation collective labour agreements; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, public health emergencies or pandemics, such as COVID-19, unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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